GOLDBERG SEGALLA	Adam Katz | Partner Direct 646.292.8787 | akatz@goldbergsegalla.com

 December 13, 2021

Via EDGAR

Ameen Hamady Jennifer Monick U.S. Securities and Exchange Commission Division of Corporate Finance 100 F Street, NE Washington, DC 20549

Re:	BluBuzzard, Inc., Registration Statement on Form 10-12G File No. 000-56019

Dear Ms. Hamady and Ms. Monick:

As you are aware, this firm has been retained to represent BluBuzzard, Inc. (“BluBuzzard”) with respect to the above-referenced matter. We write in response to the letter from the United States Securities and Exchange Commission (the “SEC”) to BluBuzzard dated November 30, 2021 ( the “November 30th Letter”).

Amendment No. 2 to Registration Statement on Form 10-12G Filed November 18, 2021 Business, page 3

1.       We note your revision in response to comment 1. Please revise to also disclose the material impact on investors from the time that you became delinquent in the filing of your periodic reports. Please also file, or outline for us your plan to file, your delinquent periodic reports.

COMPANY RESPONSE:

The specific reports that were missing when the registrant filed Form 15 were the annual report for the period ending December 31, 2020 and the quarterly periods ending September 30, 2020, June 30, 2020, and March 31, 2021. As a part of the process of preparing a new and now effective registration statement on Form 10, the annual report for the period ending December 31, 2020 and the quarterly reports required in 2021 were included as required pursuant to Regulation S-X.

Section 1320.4 “Delinquent Filers” of the Division’s Financial Reporting Manual (“FR Manual”) states as follows: “Generally, the Division of Corporation Finance will not issue comments asking a delinquent registrant to file separately all of its delinquent filings if the registrant files a comprehensive annual report on Form 10-K that includes all material information that would have been included in those filings.”

The Company believes, and respectfully submits to the Commission, that there was no material impact on investors from the time the Company became delinquent in filing periodic reports. The reason being is that the Company had no operations or revenue during the delinquency period. Moreover, the financial statements and notes included in the Form 10 includes all material information that would have been disclosed in separate quarterly reports on Form 10-Q for the quarterly periods ending September 30th and June 30th of 2020 and is consistent with Section 1320.4 of the FR Manual and obviates the need for the Company to file separate quarterly reports for those two quarters.

711 3rd Avenue, Suite 1900, New York, NY 10017-4013 | 646-292-8700 | 646-292-8701 | www.goldbergsegalla.com

CALIFORNIA | CONNECTICUT | FLORIDA | ILLINOIS | NEW JERSEY | NEW YORK | NORTH CAROLINA | MARYLAND | MISSOURI | PENNSYLVANIA

2. We note your revision in response to comment 2. Please delete or revise your disclosure that certain statements "could not be" deemed to be offers or sales within the meaning of the Securities Act, as such statements may be deemed offers of securities. Please also revise to clarify that it is uncertain whether "there was no sale and there was no offering of consideration anything 'for value,'” as it appears premature to present your understanding as a legal conclusion. Please also revise to disclose whether money, or any other type of, was exchanged for “nuggets,” “buzCoins” or any other digital asset whose value purportedly related to the value of silver. For guidance, refer to the Staff of the Division of Corporation Finance’s "Framework for 'Investment Contract' Analysis of Digital Assets" available at https://www.sec.gov/corpfin/framework-investment-contract-analysis-digital-assets. Please further revise to disclose the remedies that any purchasers may have under Section 12(a)(1) of the Securities Act if such securities were offered or sold in violation of Section 5 of the Securities Act.

COMPANY RESPONSE:

The Company will revise its Form 10-12G to state as follows:

The Company’s business plan was promptly abandoned and the Company and Blubuzzard Advisors never sold or purchased any “nuggets”, “buzCoins” and or any other digital asset whose value purportedly related to the value of silver. No customer ever received the same or sent in any money to acquire a “nugget” nor was an offer to sell a “nugget” ever solicited. Therefore, the Company believes the press releases by their terms did not constitute an invitation to sell or an offer to buy any securities within the meaning of Section 2(3) of the Securities Act regardless of certain language in the press releases. Simply stated, it does not appear that any sale or offering of anything “for value” as required by Section 2(a)(3) occurred since no money or other type of consideration was exchanged or solicited for any “nuggets”, “BuzCoins” or any other digital asset whose value purportedly related to the value of silver. However, if the Company’s understanding is later determined to be incorrect, then the SEC could initiate proceedings against the company and any person that sold or solicited what could deemed to be securities in violation of Section 5 of the 1933 Securities Act that states as follows:

Section 5(a) of the Securities Act states that unless a registration statement is in effect as to a security, it shall be unlawful for any person, directly or indirectly, to make use of any means or instruments of transportation or communication in interstate commerce or of the mails to sell such security through the use or medium of any prospectus or otherwise; or to carry or cause to be carried through the mails or in interstate commerce, by any means or instruments of transportation, any such security for the purpose of sale or for delivery after sale.

Section 5(c) of the Securities Act states that it shall be unlawful for any person, directly or indirectly, to make use of any means or instruments of transportation or communication in interstate commerce or of the mails to offer to sell or offer to buy through the use or medium of any prospectus or otherwise any security, unless a registration statement has been filed as to such security.

In addition, if the Company’s understanding is determined to be incorrect, any person found to have unintentionally or otherwise offered or sold a security in violation of the registration requirements of Section 5 of the Securities Act could be subject to potential civil liability.

Remedies for such a violation can be found under Section 12(a)(1) of the Securities Act and include the obligation to return to any purchaser the amount paid for the unregistered securities plus interest.

These changes and revisions address all of the requested deletions and insertions contained in the Comment 2 of the November 30th Letter.

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711 3rd Avenue, Suite 1900, New York, NY 10017-4013 | 646-292-8700 | 646-292-8701 | www.goldbergsegalla.com

CALIFORNIA | CONNECTICUT | FLORIDA | ILLINOIS | NEW JERSEY | NEW YORK | NORTH CAROLINA | MARYLAND | MISSOURI | PENNSYLVANIA

BluBuzzard has made a reasonable, diligent, proportional, and good faith effort to investigate the SEC’s comments contained in the November 30th Letter, and to locate and provide accurate, adequate, and responsive information. BluBuzzard reserves the right to change, amend, or supplement the responses herein if additional information is ascertained.

Please do not hesitate to reach out to me if the SEC had any further comments or questions.

Very truly yours,

/s/ Adam S. Katz

Adam S. Katz, Esq.

AK:sd

cc: James G. Xilas

711 3rd Avenue, Suite 1900, New York, NY 10017-4013 | 646-292-8700 | 646-292-8701 | www.goldbergsegalla.com

CALIFORNIA | CONNECTICUT | FLORIDA | ILLINOIS | NEW JERSEY | NEW YORK | NORTH CAROLINA | MARYLAND | MISSOURI | PENNSYLVANIA